Putnam RetirementReady Fund Semi annual 1/31/10

77D

These financial statements report on each fund which may invest in the following Putnam Funds: Putnam Absolute Return 100 Fund, Putnam Absolute Return 300 Fund, Putnam Absolute Return 500 Fund, Putnam Absolute Return 700 Fund, Putnam Asset Allocation:
Balanced Portfolio, Putnam Asset Allocation: Conservative Portfolio, Putnam Asset Allocation: Equity Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam Money Market Fund and prior to August 28, 2009 Putnam Income Strategies Fund (the underlying Putnam Funds), which are managed by Putnam Management. The financial statements of the underlying Putnam Funds contain additional information about the expenses and investments of the underlying Putnam Funds and are available upon request.